Filed Pursuant to Rule 424(b)(2)
Registration No. 333-143883
PROSPECTUS SUPPLEMENT
(To Prospectus dated June 28, 2007)

3,000,000 Shares

Common Stock

We are offering 3,000,000 shares of our common stock through this prospectus supplement and the accompanying prospectus. Our common stock is listed on the Nasdaq Global Market under the trading symbol “CLDA.” The last reported sale price of our common stock on July 17, 2007 was $22.84 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-15 of this prospectus supplement.

	Per Share	Total

Public offering price	$22.00	$66,000,000
Underwriting discounts and commissions	$1.265	$3,795,000
Proceeds, before expenses, to Clinical Data, Inc.	$20.735	$62,205,000

The underwriters may also purchase up to an additional 450,000 shares of common stock from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus supplement to cover over-allotments, if any.

Delivery of the shares will be made on or about July 23, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.

Lazard Capital Markets

The date of this prospectus is July 17, 2007

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of our common stock offering. The second part is the accompanying prospectus, which provides more general information. This prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or documents to which we otherwise refer you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. If there is any inconsistency between the information in this prospectus supplement or any free writing prospectus we may authorize to be delivered to you, on the one hand, and the information contained in the accompanying prospectus, on the other hand, you should rely on the information in this prospectus supplement or such free writing prospectus, as the case may be. Before purchasing our common stock, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information about us described under “Where You Can Find More Information” and “Information Incorporated by Reference” in the accompanying prospectus.

You should assume that the information in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the cover page hereof or thereof, as applicable, and that any information we have incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed materially since that date.

This prospectus supplement and the accompanying prospectus do not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus supplement and the accompanying prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus supplement and the accompanying prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus supplement and the accompanying prospectus.

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SUMMARY

This summary highlights selected information about us and this offering. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, especially the risks of investing in shares of our common stock that we describe under “Risk Factors,” and our consolidated financial statements and the related notes and the other information included in the documents that are incorporated herein by reference, before deciding to invest in shares of our common stock. Unless the context requires otherwise, references to “Clinical Data,” “we,” “our” and “us” in this prospectus supplement refer to Clinical Data, Inc. and our subsidiaries.

CLINICAL DATA, INC.

General

Clinical Data, Inc. is a Delaware corporation headquartered in Newton, Massachusetts. We manage our businesses in three segments (i) “Molecular Services” which includes PGxHealth LLC (PGxHealth) and Cogenics, Inc. (Cogenics), (ii) “Clinics & Small Hospitals” which includes Vital Scientific NV (Vital Scientific) and Electa Lab s.r.l. (Electa Lab) and (iii) “All Other” which includes corporate-related items and income and expense not allocated to reportable segments.

Under our PGxHealthTM brand name and division, we focus on biomarkers and related test development, validation and commercialization activities with a primary focus on improving the efficacy and safety of drugs for individuals. These genetic tests are marketed to providers, payers and consumers and are available by prescription only. PGxHealth is also seeking to develop and commercialize our first drug, Vilazodone, a novel dual serotonergic antidepressant compound being studied for treatment of depression along with a potential companion pharmacogenetic test that will be developed and likely marketed by our PGxHealth division. PGxHealth will also continue to seek opportunities similar to Vilazodone to develop and commercialize promising therapeutics with potential companion pharmacogenetic tests.

Through our CogenicsTM brand name and division, we offer a wide range of molecular and pharmacogenomics services which are marketed and provided to pharmaceutical, biotech, academic, agricultural and government clients to assist them in endeavors relating to human, animal and plant genomes. The Cogenics unit offers a broad range of services including sequencing, genotyping, gene expression, bio-banking and others, which together represent one of the broadest offerings in this industry. Furthermore, these services are offered in both regulated and unregulated environments. Cogenics operates CLIA-certified laboratories (Clinical Laboratory Improvement Amendments of 1988) and performs the genetic tests for PGxHealth.

Our Vital Scientific and Electa Lab units participate in the in vitro diagnostic (IVD) testing markets and manufacture and distribute clinical laboratory instrumentation and related assays. Vital Scientific is headquartered in the Netherlands and Electa Lab is headquartered in Italy. We provide our IVD products and services in Europe, Asia and the U.S. through distributors and original equipment manufacturer (OEM) partnerships.

Company History

We were formed in 1972 to offer ambulatory diagnostic monitoring for clinical and research applications. Our transformation began in 2005 when we established our molecular and pharmacogenomics services business in the third and fourth quarters of fiscal 2006 through the acquisition of Genaissance Pharmaceuticals, Inc. (Genaissance), Icoria, Inc. (Icoria) and Genome Express S.A. (Genome Express). The acquired businesses had a significant impact on the reported results of operations and financial position for the latter half of fiscal 2006 and all of fiscal 2007. Prior to the acquisitions, Genaissance, Icoria and Genome Express reported significant operating losses and used significant cash in their respective operations. These operating losses may continue for the next twelve months or longer depending upon business developments and research and development efforts, particularly those related to Vilazodone and PGxHealth.

On October 6, 2005, we completed the acquisition of Genaissance, a leader in the discovery and application of human gene variation for the development of a new generation of DNA-guided tests and therapeutic products with an established market presence in pharmacogenomics and molecular services. The acquisition of Genaissance enabled us to advance and commercialize our PGxPredictTM line of genetic tests, which we more broadly call Therapeutic DiagnosticsTM, with the intention of marketing these tests to allow healthcare providers to optimize the use of specific therapies in individuals. A subset of these tests utilizes products and technologies that were already commercialized by Genaissance. These technologies also have the potential to generate other products for future commercialization through PGxHealth. In addition, we advanced our in-licensed therapeutic, Vilazodone, through its first pivotal Phase III clinical trial and we expect results from this trial late in the second quarter of fiscal 2008. Through this acquisition, we also gained the know-how to in-license and further develop intellectual property from outside parties to develop and commercialize genetic tests and therapeutics. The acquisition of Genaissance was an important step in our objective to grow our business and revenues in the strategic areas of pharmacogenomics and molecular services, genetic testing, and targeted therapeutics.

On December 20, 2005, we completed the acquisition of Icoria, a biotechnology company, which analyzes biological function at the level of gene expression and biochemical pathways to discover and validate novel biomarkers for the research community. Icoria’s income was primarily generated from government grants.

On March 7, 2006, we purchased all of the issued and outstanding shares of the French company, Genome Express. Genome Express is focused on providing genomics and post-genomics technology contract services, and genetic sequencing and molecular biology services, and on performing integrated genomics analysis. This acquisition further expanded our footprint in Europe for the provision of pharmacogenomics and molecular services and our genetic tests.

On December 26, 2006, to reflect our integration of these acquisitions, we changed the name of Genaissance to Cogenics, and added the Cogenics brand name to the names of Icoria (Cogenics Icoria) and Genome Express (Cogenics Genome Express). These new names reflect the comprehensive and complementary range of molecular and pharmacogenomics services offered by these entities. On November 20, 2006, we formed PGxHealth LLC, a subsidiary of Cogenics, to centralize the development and commercialization of genetic tests and our sole therapeutic, Vilazodone. PGxHealth’s tests will assist providers and payers in determining the most appropriate therapeutic for a particular patient, which should assist in the reduction of therapeutic and/or medical costs and improvement of clinical outcomes. Intellectual property, infrastructure, personnel and other assets from Genaissance are the basis for PGxHealth.

Vital Scientific and Electa Lab instruments are marketed worldwide through distributors and OEM partnerships. Worldwide we have an installed base of over 15,000 units. Vital Scientific and Electa Lab provide our IVD products and services in Europe, Asia and the U.S.

Our Companies

PGxHealth

Our Strategy

Our market approach and commercialization programs consist of: (i) developing and commercializing proprietary genetic tests to improve the use of therapeutics by individual patients; (ii) developing and/or in-licensing the intellectual property and other assets to support these efforts; (iii) advancing our therapeutic Vilazodone and work relating to associated genetic marker discovery; and (iv) working with providers, payers and other key healthcare constituents to ensure uptake and adoption of pharmacogenetics in clinical care with the goal of improving cost and outcomes in the U.S. and international markets.

Developing and Commercializing Genetic Tests

We intend to continue to develop and commercialize genetic tests that will assist providers and payers in determining the most appropriate therapeutic for a particular patient. These tests are and will continue to be developed based on intellectual property that we license from others as used in our FAMILION tests,

PGxPredictTM:RITUXIMAB test, and PGxPredictTM:WARFARIN test, on intellectual property developed internally such as that used in our PGxPredictTM:CLOZAPINE test, and/or a combination thereof. Development programs may at times be funded and managed exclusively by PGxHealth or alternatively by collaborations with pharmaceutical, biotechnology, academic, payer and other partners. We may also develop and commercialize non-proprietary and semi-proprietary tests in order to maintain our business as a complete provider of pharmacogenetic tests and take advantage of channels we developed. In addition, genetic information relevant to the cause of a specific disease may be identified as a result of these development projects. We may choose to develop genetic tests based on this information or out-license it for development by others.

Our tests are available by prescription to providers located primarily in the U.S., Canada and Europe at this time. These tests may be comprised of a single point of genetic variation such as a single nucleotide polymorphism (SNP) or other genetic variants, or of haplotypes of a gene or multiple genes and may be developed in conjunction with a pharmaceutical product or be a stand-alone test. These tests, which are performed in our CLIA-certified laboratories in New Haven, Connecticut and Morrisville, North Carolina or may be partnered with other test providers, may be used to identify patients most likely to respond to a drug, patients who may have an unwanted side effect or patients who may respond best to a certain dose of a drug. The effect of such a test may be to reduce the trial and error approach to prescribing and to more rapidly identify the appropriate drug or dose for a given patient. This approach may result in a reduction in the total cost of care by avoiding prolonged periods of ineffective therapy, reduced morbidity and reduced adverse drug events or side effects.

During this last fiscal year, PGxHealth has formed relationships with parties that seek to assist PGxHealth in distribution of our tests in the U.S. and abroad and those that are interested in having PGxHealth advance and commercialize genetic tests from their biomarkers. Examples include an agreement executed with CVS’ pharmacy benefit manager (PBM) subsidiary PharmaCare to explore commercialization of our current test portfolio as well as development of new pharmacogenetic tests. Subsequent to this agreement being executed, CVS has acquired Caremark (one of the two largest PBM’s in the U.S.). Recently, we formed two relationships for European distribution of our Long QT test FAMILION, Lab 21 and Diagene based in the U.K. and Switzerland, respectively. In addition, PGxHealth has actively in-licensed genetic markers to advance its genetic test development. For example, we announced the in-licensing of a patent portfolio from Innate Pharma in France in September of 2006, which led to the launch of the PGxPredict:RITUXIMAB test in the fourth quarter of fiscal 2007.

Pursue Strategic Acquisitions

We continually evaluate opportunities that may provide us with, among other things, intellectual property, new technologies and key personnel or capabilities that could augment our genetic test franchise development. From time to time, we may pursue acquisitions which we believe will meet these goals.

Our Offerings: Genetic Tests

We currently have five genetic tests available to the provider community. The FAMILION family of tests has been available since May 2004. The PGxPredict family of tests was launched in 2006 with the availability of PGxPredict:WARFARIN, followed by PGxPredict:CLOZAPINE and PGxPredict:RITUXIMAB in early 2007. The fifth test, the TPMT genetic test, is out-licensed and offered through other laboratories and we receive royalties on sales of this test.

•	The FAMILION Tests — Launched in May 2004 through our CLIA-certified laboratory in New Haven, Connecticut, the FAMILION suite of tests continues to reach a broadening market of physicians and patients in the U.S. and now in Europe. In July 2006, we announced the completion of our 1,000th FAMILION test and in November and December 2006 announced agreements with Lab21 and Diagene to market and sell our FAMILION tests in Europe. The FAMILION tests detect mutations in 5 ion channel genes associated with cardiac channelopathies, which are rare, potentially lethal heart conditions, including Long QT Syndrome (LQT) and Brugada Syndrome. These conditions are caused by genetic mutations that result in abnormalities in the potassium and sodium channels of the heart and predispose affected individuals to an abnormal heart rhythm (arrhythmia). Familial LQT and Brugada Syndromes are commonly seen in apparently healthy, active adolescent patients. If left undiagnosed and untreated, these conditions can be fatal. Treatment options include life-style modification, the prescription or avoidance of specific classes of drugs, and the insertion of an implantable cardioverter/defibrillator. The results of these tests may assist physicians in choosing the most appropriate course of treatment for each patient. We have intellectual property rights relating to the five genes that have been identified as explaining the majority of two cardiac channelopathies, familial LQT and Brugada Syndromes, with each of the genes having multiple causative mutations. It is estimated that approximately 100,000 (1/3000) individuals in the U.S. have Long QT Syndrome yet many more individuals present every year with symptoms that could representative of this disease. As we discover more mutations contributing to this disease, the number of individuals who may be at risk increases. The majority of patients with LQT Syndrome are seen by a subset of cardiologists called electrophysiologists.

Our FAMILION test has more than doubled its growth in revenue year over year totaling $3.4 million and we are adding marketing resources to further penetrate the market. QT prolongation can also be acquired from the administration of a medication or can occur in patients with other cardiovascular disorders, such as congestive heart failure. More than 50 approved prescription drugs, in various therapeutic classes, are known to prolong the QT-interval (Source: YGYap and AJ Camm. Drug induced QT prolongation and torsades de pointes. Heart 2003;89:1363-1372). Drug-induced LQT has led to the withdrawal from the market of such well-known drugs as the heartburn agent Propulsid® and the antihistamine Seldane®. In December 2004, we entered into a license agreement with Vanderbilt University, which grants us exclusive commercial rights to a patent that claims screening patients for susceptibility to drug-induced cardiac arrhythmias by testing for the presence of a common polymorphism in KCNE1, an important cardiac ion-channel gene. With our Cogenics division, we have entered into co-marketing agreements with Quintiles Transnational and Spacelabs Healthcare to offer pharmacogenetic testing related to QT prolongation in the context of clinical trials, particularly through QT trials as required by regulatory agencies for most new compounds in development.

In 2007, we intend to develop and launch a genetic test for Catecholaminergic Polymorphic Ventricular Tachycardia, or CPVT. CPVT is a rare familial arrhythmogenic syndrome with a prevalence of about one in 10,000. This test will be marketed and sold to pediatric and adult electrophysiologists and cardiologists, similar to those who diagnose and treat LQT and Brugada syndromes.

•	PGxPredict:CLOZAPINE — In January 2007, we announced the launch of PGxPredict:CLOZAPINE, a proprietary test indicated for physicians contemplating the initiation of clozapine treatment or for clozapine-treated patients whose white blood cell counts are falling. This test, available by prescription only, genotypes a two-SNP haplotype in the HLA-DQB1 gene which we have shown to be associated with clozapine-induced agranulocytosis in two independent cohorts. Clozapine-induced agranulocytosis (CIA) is a life-threatening decrease of white blood cells; the clozapine label requires frequent blood testing of patients in order to prescribe this drug.

Clozapine is an atypical antipsychotic prescribed for treatment-resistant schizophrenia, as well as for recurrent suicidal behavior in patients with schizophrenia and schizoaffective disorders. Schizophrenia is a chronic mental health condition affecting 1% of the US population, equivalent to approximately 2.4 million Americans (Source: Diagnostic and Statistical Manual of Mental Disorder, 4th Edition Text Revision (DSM-IV®-TR). American Psychiatric Association, Washington, DC. 2000; p 308). Clozapine is generally regarded as one of the most effective antipsychotic drugs and is the only antipsychotic to have demonstrated superiority to a comparator in a head-to-head trial. Phase II of the Clinical Antipsychotic Trials for Interventions Effectiveness investigation confirmed that clozapine was more effective than newer atypical antipsychotics for patients who had previously discontinued from a different atypical antipsychotic treatment (Source: McEvoy JP, Lieberman JA, Stroup TS, Davis SM, Meltzer HY, Rosenheck RA, Swartz MS, Perkins DO, Keefe RSE, Davis CE, Severe J, and Hsiao JK. 2006). Effectiveness of clozapine versus quietiapine and risperidone in patients with chronic schizophrenia who did not respond to prior atypical antipsychotic treatment was favorable (Source: American Journal of Psychiatry, 163:600-610). Despite being highly efficacious, clozapine is reserved for treatment resistant cases due to the serious risk of agranulocytosis, as well as cardiovascular and metabolic side effects.

Branded and generic clozapine make up just 7.1% of the market share of antipsychotics, and generate annual sales of approximately $175 million in the U.S. (Source: IMS Health, IMS National Sales PerspectivesTM, March 2007). Clozapine, one of the most efficacious antipsychotic compounds, may be underprescribed, in part due to the risk of CIA but also to the burdensome but mandatory blood monitoring requirements throughout the treatment period, which may be many years. This test will allow providers to assess a patient’s risk for the development of CIA, and inform their assessment of the risk/benefit ratio of treatment with clozapine. Furthermore, the ability to predict the risk of a patient developing CIA may permit modifications in the blood monitoring system in place for clozapine, alleviating the burden on patients and enhancing patient compliance with clozapine treatment. This test will benefit treatment by leading to the safer use of clozapine, one of the most efficacious drugs for the treatment of schizophrenia. Clozapine could ultimately move from a third-line to a second-line treatment option as this severe side effect of agranulocytosis is mitigated. We believe the opportunity exists to apply this approach to other treatments for schizophrenia.

We have also identified genetic variants that may contribute to risk of developing schizophrenia and may ultimately contribute to a genetic diagnostic test that assesses this risk and/or defines schizophrenia subtypes.

•	PGxPredict:RITUXIMAB — In October 2006, we announced the in-licensing of intellectual property relating to the FCGRIIIa gene (encoding the Fc gamma IIIA receptor to which rituximab binds), a receptor for monoclonal antibodies. Based on this intellectual property, on January 30, 2007 we launched the PGxPredict:RITUXIMAB test that provides information on a patient’s likelihood of response to rituximab monotherapy in follicular, CD20-positive B-cell non-Hodgkin’s lymphoma. Follicular non-Hodgkin’s lymphoma, or NHL, is an indolent disease, diagnosed in approximately 58,000 new patients per year in the United States and approximately 347,00 Americans are living with NHL (Source: Data Monitor, 2006). Rituximab (Rituxan®, Genentech/Biogen-Idec and Mabthera®, Hoffmann-La Roche) is a monoclonal antibody used alone or in combination with chemotherapy to treat follicular NHL. However, rituximab monotherapy is only effective in 57% of patients and carries significant toxicity in 57-70% of patients (Source: Rituxan® product insert). A four week course of rituximab treatment costs $10,000 to $12,000, making it a very expensive treatment with low efficacy and high toxicity. The test genotypes a SNP in the FCGRIIIa gene that results in the amino acid change of a valine to a phenylalanine at position 158 of the protein. This SNP has been functionally demonstrated to be associated to affect affinity of rituximab binding to the receptor. Two independent clinical studies have shown that patients who carry this genetic variant were significantly more likely to respond to rituximab monotherapy and that this association was robust over time, whether measured at three months or 12 months of treatment. The results of the test will identify patients as being “More Likely” or “Not More Likely” to respond. We expect to further advance this test and leverage the patent portfolio we in-licensed.

•	PGxPredict:WARFARIN — The PGxPredict:WARFARIN test predicts how individual patients will respond to warfarin, a well-established anti-clotting agent often prescribed after cardiovascular events such as heart attack and stroke, for prophylaxis of clot formation in the setting of major surgery and for the treatment of other clotting disorders. Warfarin is the most widely used oral anti-coagulant in the world, and the nineteenth most prescribed drug in the U.S. (Source: Frost and Sullivan, 2007). It is estimated that there are 2 million patients on warfarin in the U.S. at any given time and 400,000-500,000 new patients are prescribed warfarin each year. Despite warfarin’s well-established efficacy, determining the correct dose can be a challenge as there is wide variation from patient to patient.

Different patients can derive the same clinical benefit from dosages that differ significantly making warfarin one of the most difficult drugs to dose appropriately. An incorrect dose can lead to serious side effects, including life-threatening bleeding, or to recurrent clotting and disease. The optimal maintenance dose of warfarin for each patient is difficult to establish. It can take a month or more of frequent monitoring of the prothrombin time (known as PT, a test for blood coagulability) before a stable maintenance dose of warfarin is identified. Genetic variability in two genes, VKORC1 and CYP2C9, is felt to account for more than 50% of the variability in warfarin dosing. In November 2005, the Clinical Pharmacology Subcommittee of the FDA’s, Advisory Committee for Pharmaceutical Sciences has strongly advocated for the inclusion of genotype information in the prescribing of warfarin. They agreed that (Source: Food and Drug Administration’s (FDA) Advisory Committee for Pharmaceutical Sciences http://www.fda.gov/ohrms/dockets/ac/05/minutes/2005-4194M1.pdf):

•	sufficient mechanistic and clinical evidence exists to use lower doses of warfarin for patients with genetic variations in CYP2C9 that lead to reduced activity and genotyping patients in the induction phase of warfarin therapy would reduce adverse events and improve achievement of stable INR in patients with genetic variations in CYP2C9; and

•	sufficient mechanistic and clinical evidence exists to use lower doses of warfarin for patients with genetic variations in VKORC1 that lead to reduced VKORC1 activity and genotyping patients in the induction phase of warfarin therapy would reduce adverse events and improve achievement of stable INR in patients with genetic variations in VKORC1.

We have non-exclusively in-licensed rights under a variety of issued patents and pending patent applications owned by the University of Washington and the University of North Carolina — Chapel Hill (UNC-CH) relating to PGxPredict:WARFARIN.

•	Thiopurine S-methyltransferase, or TPMT genetic test — The TPMT test provides a genetic assessment of a patient’s ability to metabolize the thiopurine class of drugs, which are commonly used in a wide range of therapeutic areas, including oncology, rheumatology, organ transplantation and vasculitis. The activity of the TPMT enzyme varies significantly among individuals who have different haplotypes of the TPMT gene. Pursuant to license agreements that we acquired from DNA Sciences in May 2003, we receive royalties based on net sales of this laboratory-developed test.

We are actively pursuing the development of additional tests which are either the next generation of the current tests commercialized by PGxHealth or represent novel tests that have applicability to additional specific therapeutics or therapeutic classes.

Our Pharmaceutical Product: Vilazodone

Depression is a highly prevalent disease with significant morbidity and mortality. The most commonly prescribed first-line treatment is to choose among the available Selective Serotonin Reuptake Inhibitors, known as SSRIs, which have been shown to have response rates of less than 50%. Prior to treatment, providers cannot determine to which of the many SSRIs a patient will respond. Since it can take many weeks to determine if a patient is a responder and since side effects are common in the first few weeks of treatment, physicians view as helpful a test that would help determine responder status at the time of diagnosis. In the face of no or poor response, treatment options include switching to a different agent or adding a second drug which may be a 5HT1A agonist. A single drug which combines these two mechanisms of action, such as Vilazodone, or a pharmacogenetic test to identify responders to a first-line agent should improve initial response rates, resulting in decreased morbidity and cost of care.

Genaissance acquired a worldwide exclusive license to develop and commercialize Vilazodone from Merck KGaA (Merck), Darmstadt, Germany in September 2004. We are proceeding with the development of Vilazodone for the treatment of depression. Vilazodone is a small molecule which is both an SSRI and a 5HT1A partial agonist, thus combining in one molecule the current first-line and a second-line therapy for depression. In February 2006, we initiated a Phase III randomized, double-blind, placebo-controlled trial of Vilazodone for the treatment of Major Depressive Disorder at ten U.S. centers and enrollment of 410 subjects was completed in March 2007. This study includes pharmacogenetic analyses for biomarkers of response to Vilazodone. We are applying our expertise in genetic biomarkers to attempt to identify biomarkers of response with the intention of developing a companion genetic test for Vilazodone response. Results of this clinical trial are expected September 2007. Prior to this study, Vilazodone had been assessed in 15 Phase I and five Phase II trials involving a total of 369 healthy subjects and 1,163 depressed patients, and found to have an acceptable safety profile for this stage of development. In previous trials with positive controls, Vilazodone failed to demonstrate significant efficacy against placebo but demonstrated efficacy comparable to that of the positive controls, approved antidepressants in wide use. At least one long-term safety study and one additional pivotal study will be required prior to filing an NDA, which could be accomplished as early as the end of calendar year 2009. With success, Vilazodone would be an early example of a drug launched with the use of a companion pharmacogenetic test, and the first in its therapeutic area, to target a segment of a population where response would be greater than in the total population.

In December 2006, under the terms of our license agreement with Merck, we completed the transfer of the technology to manufacture Vilazodone in order to proceed with plans to produce a commercial supply of the drug. If we are successful in the continuation of our development of Vilazodone, we will be obligated to pay Merck certain milestone payments, all of which are payable in our common stock, including a payment of €2.5 million within 30 days after initiation of the final discovery study. A milestone payment of €12.5 million also would be due within 30 days of acceptance of an NDA filing in the US or a MAA filing in the European Union for the first indication of Vilazodone. In addition, separate €9.5 million payments each would be due within 30 days of receipt of approval of the NDA or MAA, and the first sale of Vilazodone in the US or EU. Also under our license agreement with Merck, we have provided that Merck with options to co-develop and co-commercial Vilazodone with us based upon the achievement of development plan milestones, and if we are successful in commercializing Vilazodone and its companion biomarker, Merck also will be entitled to certain royalty payments.

Cogenics

Our Strategy

Our strategy is to build the Cogenics division to be the dominant global supplier of pharmacogenomics and molecular biology services to pharmaceutical and biotechnology companies, government and academic research institutions. We will leverage our extensive base of technical know-how, and more than seventeen years of expertise, to compete aggressively in the market, serve our customers and enhance shareholder value. As we also currently perform CLIA-based tests in our laboratories that are marketed by the PGxHealth division, we are additionally committed to maintaining the highest standards of performance, delivery and turn around time that will ensure the success of PGxHealth.

Our Offerings

Global Pharmacogenomics and Molecular Biology Services

Our offerings are focused globally on enabling pharmaceutical, biotechnology, academic, agricultural and other customers to derive and study genetic data from any biological source. We have developed a robust set of services, know-how and informatics capabilities that enable our customers to identify genes and genetic variation, and to understand gene expression and function in plants, animals, humans and lower organisms. Cogenics provides the widest range of services in the genomics outsourcing industry and includes a broad portfolio of over 500 lines of business. Our experience includes completing more than 900 clinical trial projects for most of the top 20 pharmaceutical companies in the world. Our customer base is diverse and no single client represented more than 10% of Cogenics’ business in fiscal year 2007.

GLP-Compliant RNA and DNA Banking Services

We have developed an innovative program for the long-term storage of RNA and DNA that combines purification processes proven to produce high quality nucleic acids, chain-of-custody documentation through a validated laboratory information management system (LIMS), sample security, and retrieval efficiency under Good Laboratory Practices (GLP). Our RNA/DNA Banking Program supports the receipt, storage, maintenance, standardization, quality control, and redistribution of RNA/DNA for clients requiring large scale, high quality, controlled archiving. Cogenics has adopted an interactive project management approach to developing custom RNA/DNA archiving. This flexibility allows us to address technical issues specific to the systems and processes of each customer.

Custom DNA Sequencing Services

We have multiple sequencing technologies in our laboratories to accommodate both high-throughput and highly complex projects. Depending upon the nature of a project, we will develop an optimal sequencing strategy to generate consistent, high quality sequence data for use in applications spanning basic research and those to be submitted to the FDA or other regulatory agencies, including FDA submission quality sequencing, express sequencing, high throughput sequencing services and large scale genomic sequencing services.

Custom Genotyping Services

Our service offerings in genotyping enable our customers to identify genetic variations and specific biomarkers for a wide range of applications. These include:

•	creating better informed, or “smarter,” clinical trials through the design of protocols that result in enrichment for response via the inclusion of those patients most likely to benefit from the proposed therapeutic product;

•	facilitating earlier “go/no-go” decisions on whether to proceed to the next phase of clinical trial testing, which should result in more efficient use of clinical resources;

•	reducing the size and, hence, the cost, of late-stage clinical trials by enrolling patients who are most likely to respond to a drug and/or are least likely to suffer an adverse reaction; and

•	testing for individual susceptibility to disease or response to pharmaceutical treatments.

The key components of our offerings are:

•	A broad range of platform options including genotyping by RFLP mapping, by mass spectrometry (Sequenom), by sequencing (ABI 3730), by microarray (Affymetrix and Agilent) and on the Luminex instrument acquired in early 2007;

•	A comprehensive catalog numbering in the hundreds of standardized genotyping assays for commonly requested SNP assays such as the liver drug metabolizing cytochromes and transporter genes. These are available for non-regulated or regulated environments;

•	The ability to design, discover, develop and validate custom genotyping assays and then analyze samples with these validated assays on multiple platforms in non-regulated or regulated environments. In support of custom biomarker discovery, we may access our HAPTM Database, which contains highly informative, proprietary measures of genetic variation for more than 8,000 pharmaceutically relevant genes;

•	GLP, compliant genotyping services for assessing genomic variation among patients in a clinical trial, thereby permitting pharmaceutical and biotechnology companies to incorporate genomic variation information in their regulatory filings. For instance, we develop, validate, and run GLP-compliant genotype testing in support of global clinical trials (Phase I through Phase IV) for a wide variety of drug metabolism and drug target genes. GLP genotyping methods are developed and validated in accordance with SOPs detailing our formal validation program. Our GLP assays include full chain-of-custody documentation, QA data audits, and comprehensive data review to ensure that results are suitable for regulatory submission. Cogenics services in this area to date have been utilized in over 900 clinical trials; and

•	Genotyping testing under the CLIA requirements are performed for the PGxHealth Division in our laboratories licensed by the states of Connecticut and North Carolina. Our most recent site audit by Connecticut CLIA was in May of 2007 where Cogenics performs several genotyping by sequencing tests for PGxHealth.

Gene Expression Profiling Services

Our gene expression profiling service provides a snapshot of the genes expressed in an organism, tissue or cell at a specific time. By comparing the expression of genes in a normal organism to a mutant organism, for example, we can ascertain information about the function of those genes with modified expression patterns, as well as gain insight into the effect of such genes. By determining how a modified gene, exposed to a chemical agent, or other biological permutations affect the expression patterns of large complement of genes, we gain insight into biochemical and biological pathways that may be relevant to the development of therapeutics and diagnostics.

Genetic Stability Testing Services

Genetic Stability Testing, or GST, services assist clients in meeting the regulatory guidelines established for the development and maintenance of genetically engineered bacteria or cell lines that produce biotechnology products. We analyze and provide a comprehensive report on the genetic integrity of cell banks used to produce recombinant proteins, monoclonal antibodies, gene therapy, and vaccine products, which is essential for creating a reliable process that produces a pure biologic product in high-yield quantities. We believe that the need for these services is increasing rapidly because there are a growing number of biotechnology products entering the clinical development pipeline. Under this system, we conduct studies under the requirements of GLP and cGMP, as promulgated by the FDA. Our compliance with these regulations is defined in our quality policy manual and our standard operating procedures. Our quality assurance department reviews all project documentation and final reports to insure that they are compliant with applicable GLP/cGMP regulations.

Custom Core Molecular Biology Services

Many of the custom services that we perform require the application of molecular biology techniques either upstream or downstream from the main service provided. As a result, we have the ability to perform a number of molecular biology techniques, which can be offered as a complement to another service, or as a stand-alone service.

Metabolomics and Biochemical Profiling Services

Metabolomics — Biochemical profiling provides a way of measuring the net change in the abundance of small molecules, and therefore addresses systemic changes at the biochemical level. Metabolomics provides a functional readout of biochemical changes which, when combined with gene expression results, enable us to construct a more comprehensive picture of the mechanisms that are altered within biological systems. We utilize proprietary methods to separate the thousands of components present in a biological sample according to both their physicochemical characteristics and their mass using mass spectrometry. The complex data from these analyses is deconvoluted using proprietary methods developed by us.

IVD Testing — Vital Scientific and Electa Lab

Our Strategy and Markets

The worldwide market for human blood testing is estimated at $20 billion per year for diagnostic tests performed in hospitals and commercial laboratories worldwide.

Clinical laboratory testing capabilities have become increasingly sophisticated and healthcare institutions continue to recognize greater value in these essential technologies for the improvement of disease management. The growth drivers in this market are the increasing chronic disease population and the rising demand for quick and accurate results tempered by the cost restraints imposed on delivering high quality healthcare at an optimal price. Consequently, clinical laboratory analyzers are expanding capabilities and introducing technological advancements in order to provide comprehensive testing solutions that facilitate more efficient, accurate, near-patient/point-of-care (POC) that also streamline laboratory procedures at a reduced cost.

Our Products

Vital Scientific represents our global basic chemistry analyzer business which we manufacture in the Netherlands. Vital Scientific has established distribution arrangements across 100 countries through more than 50 distribution partners with an over 25,000 instrument user base including OEM partnerships with Dade Behring Inc., Hycor Biomedical Inc. and Spinreact S.A. The key product offerings from Vital Scientific are general biochemistry desktop and freestanding analyzers, including ISE modules.

Electa Lab manufactures specialized and focused analyzer platforms in our Italian facilities and sells through direct sales, distribution networks and OEM partnerships. Electa Lab’s key product offerings are chemistry desktop and benchtop analyzers, including Erythrocyte sedimentation rate (ESR), spectrophotometry, chemiluminescence and coagulation analyzers.

Clinical Chemistry

Clinical chemistry systems use photometric or electrochemical detection principles to quantify substances of diagnostic interest (referred to as analytes) in patient blood, urine, and other body fluids. Commonly performed tests include cholesterol, triglycerides, electrolytes, and glucose. We offer a range of automated and semi-automated clinical chemistry systems to meet the testing requirements of the smaller laboratory.

Our line of clinical chemistry systems is a family of products which include modular automated diagnostic instruments and the reagents, standards and other consumable products required to perform commonly requested diagnostic tests. Each of our products listed below has been cleared for marketing in the U.S. by the FDA and complies with European IVD regulations.

Hematology

ESR is a time-honored laboratory method for determining the acute phase response to inflammation. It measures the rate at which red blood cells in a test tube separate from blood plasma over time to become sediment in the bottom of the test tube. The sedimentation rate increases in various disease processes.

We offer ESR analyzers and disposables produced for us by our Electa Lab subsidiary. Our products are marketed under the Excytetm family trademark as automated ESR analyzers and consist of five models. The Excyte analyzers are UL certified and correlate well to the modified Westergren method. They require the use of Excyte ESR tubes, which are available in both vacuum and non-vacuum models.

Hemostasis

Hemostasis is a biochemical process that protects the body from blood loss caused by vascular damage. Within seconds of damage, constriction of the vessel and formation of a temporary hemostatic platelet plug occurs. Platelet aggregation triggers the coagulation cascade that leads to clot formation. Coagulation systems provide detailed information used to diagnose bleeding and clotting disorders.

We offer the Fibron-1 Coagulometer and related assays for in vitro coagulation testing of citrated human plasma in the clinical laboratory. This analyzer is designed for the small laboratory.

For a more complete description of our businesses and our product offerings, please see our Annual Report on Form 10-K for the year ended March 31, 2007, filed with the SEC on June 19, 2007.

Recent Developments

We expect to release our results of operations for the first quarter of our 2008 fiscal year with our Quarterly Report on Form 10-Q, to be filed in August 2007. We believe that the financial results for the first quarter generally will be in line with the trends that our business has followed over the past fiscal year. However, our financial performance or results of operations may not meet our expectations and any failure to achieve such expected results could result in a material adverse impact on our business, our stock price and the value of your investment.

Corporate Information

Our headquarters are located at One Gateway Center, Suite 702, Newton, MA 02458. Our telephone number is (617) 527-9933 and our website is located at http://www.clda.com. The information on our website is not incorporated by reference into this filing. Our Annual Report on Form 10-K, Quarterly Reports on Forms 10-Q and Current Reports on Forms 8-K and all amendments to such reports are made available free of charge through the Investor Relations section of our website as soon as reasonably practicable after they have been filed with or furnished to the SEC.

THE OFFERING

Common stock offered	3,000,000 shares (or 3,450,000 shares if the underwriters exercise their over-allotment option in-full)

Common stock to be outstanding after this offering	13,012,000 shares (or 13,462,000 shares if the underwriters exercise their over-allotment option in-full)

Use of proceeds	We intend to use the net proceeds of this offering to fund clinical trial activities, preclinical research and development activities and for other general corporate purposes, including the acquisition of complementary businesses and technologies, capital expenditures and working capital. We are continually evaluating, and may pursue, various acquisitions and other strategic opportunities. Currently, however, we have no binding commitment related to any future opportunities. See “Use of Proceeds.”

Nasdaq Global Market symbol	CLDA

Risk Factors	You should read the “Risk Factors” section of the prospectus supplement and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock

Except as otherwise indicated, the number of shares to be outstanding after this offering throughout this prospectus supplement is based on the number of shares outstanding as of March 31, 2007, and excludes:

•	1,340,000 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2007, with a weighted average exercise price of $18.27 per share;

•	789,000 shares of common stock issuable upon the exercise of outstanding warrants as of June 30, 2007, with a weighted average exercise price of $35.18 per share; and

•	904,000 shares of common stock available for future issuance under our various equity incentive plans as of June 30, 2007.

In addition, except as otherwise indicated, the information throughout this prospectus supplement assumes no exercise by the underwriters of their over-allotment option to purchase up to 450,000 additional shares of common stock from us in the offering.

Our largest stockholder and Chairman of our Board of Directors, Randal J. Kirk, through one or more of his affiliates, will purchase an aggregate of 2,250,000 shares of common stock offered by us in this offering for an aggregate purchase price of $49.5 million. Upon the closing of the offering and prior to any exercise of the underwriters’ over-allotment option, Mr. Kirk, directly or through his affiliates, will own approximately 48% of our issued and outstanding common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data have been derived from our audited historical consolidated financial statements, certain of which are included in our Annual Report on Form 10-K and incorporated herein by reference. This data should be read in conjunction with our audited consolidated financial statements and related notes which are included in our Annual Report on Form 10-K, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” also included in our Annual Report on Form 10-K. Historical results are not necessarily indicative of operating results to be expected in the future.

Recent Acquisitions Affect the Comparability of the Selected Consolidated Financial Data

As described in above, we acquired the following four (4) businesses in the latter half of fiscal 2006:

Acquiree	Date of Acquisition

Genaissance Pharmaceuticals, Inc.	October 6, 2005
Electa Lab s.r.l	October 7, 2005
Icoria, Inc.	December 20, 2005
Genome Express, S.A.	March 7, 2006

All of the acquisitions were accounted for under the purchase method of accounting, and accordingly, their results of operations and balance sheet data have been included in our consolidated financial statements from the date of acquisition only. Accordingly, since the results of operations and balance sheet data of these businesses are included for a full year period in fiscal 2007 and a partial year in fiscal 2006, the acquisitions affect the comparability of our consolidated financial statements. These transactions are described in further detail in Note 4 to our Consolidated Financial Statements in our Annual Report on Form 10-K.

	Years Ended March 31,
	2007	2006	2005
	(In thousands, except share amounts)

Consolidated Statements of Operations Data
REVENUES
Services	$31,859	$12,348	$—
Products	31,873	25,415	24,216

Total	63,732	37,763	24,216
COST OF REVENUES
Services	20,442	9,412	—
Products	20,459	16,393	16,328

Total	40,901	25,805	16,328

Gross profit	22,831	11,958	7,888

OPERATING EXPENSES
Research and development	13,663	5,196	1,729
Sales and marketing	7,924	3,255	1,681
General and administrative	28,540	12,693	2,540
Purchased in process research and development	—	39,700	—

Total operating expenses	50,127	60,844	5,950

Operating (loss) income	(27,296)	(48,886)	1,938
Interest expense	(627)	(341)	(33)
Interest income	475	183	60
Other income (expense), net	913	(47)	22

	Years Ended March 31,
	2007	2006	2005
	(In thousands, except share amounts)

(Loss) income from continuing operations before taxes	(26,535)	(49,091)	1,987
Provision for income taxes	(1,361)	(1,287)	(884)

(Loss) income from continuing operations	(27,896)	(50,378)	1,103
(Loss) income from discontinued operations, net of taxes	(9,626)	(503)	2,292

Net (loss) income	(37,522)	(50,881)	3,395
Preferred stock dividend	(104)	(97)	—
Preferred stock deemed dividend	—	—	—

Net (loss) income applicable to common stockholders	$(37,626)	$(50,978)	$3,395

(Loss) income per share from continuing operations
Basic	$(2.96)	$(8.46)	$0.25
Diluted	(2.96)	(8.46)	0.24
(Loss) income per share from discontinued operations
Basic	$(1.02)	$(0.08)	$0.52
Diluted	(1.02)	(0.08)	0.51
Net (loss) income per share
Basic	$(3.98)	$(8.54)	$0.77
Diluted	(3.98)	(8.54)	0.75
Cash dividends paid per common share	$—	$0.04	$0.07
Weighted average shares:
Basic	9,457	5,969	4,389
Diluted	9,457	5,969	4,507

	March 31,
	2007	2006	2005
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,949	$7,225	$4,171
Total assets	87,490	108,227	39,146
Long-term debt and capital leases, net of current portion	5,785	5,589	—
Shareholders’ equity	50,720	59,789	23,809

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risk factors described below, together with the other information included in our Annual Report on Form 10-K before you decide to invest in our securities. The risks described below are the material risks of which we are currently aware; however, they may not be the only risks that we may face. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also impair our business. If any of these risks develop into actual events, it could materially and adversely affect our business, financial condition, results of operations and cash flows, the trading price of your shares could decline and you may lose all or part of your investment.

Risk Factors Relating to Our Business and Operations

We do not have sufficient cash resources available to fund our current level of activities beyond the second quarter of fiscal 2008, including our Phase III clinical trial program for our lead product candidate, Vilazodone. Over the near-term, we will need to satisfy substantial capital requirements to pursue our development and commercialization strategies and to further optimize operations.

At currently projected rates of expenditure, we believe that additional funding will be required to operate our business and our subsidiaries beyond the second quarter of fiscal 2008, including the funding of Phase III clinical trials for our lead drug candidate, Vilazodone. Although we completed a private placement of our common stock of approximately $17.0 million in June 2006, any future equity or other fundraising may not be successful. The level of market interest in providing further financing to life sciences companies could have a material adverse effect on our ability to raise funds. Moreover, our independent auditors issued an unqualified opinion on our 2007 consolidated financial statements that included a material uncertainty related to our ability to continue as a going concern, which could adversely impact our ability to raise additional capital. Further, if we do secure additional capital through a sale of our securities (including in this offering), dilution to our then existing shareholders may result.

If we are unable to secure additional funds when we need them, we may be required to delay, reduce or eliminate some or all of our programs. We may also be forced to license compounds or technology to others that we would prefer to develop internally until a later, and potentially more lucrative, stage. If we are required to raise additional funds through collaborations and other licensing arrangements, we may have to relinquish our rights to some of our technologies or grant licenses on unfavorable terms.

Over the near-term, our future capital requirements to continue the development and enhancement of our technologies, capture market share, in-license and develop genetic tests and to seek to complete the commercialization of our drug candidates will be substantial and will be influenced by many factors. Such factors include the amount of milestone payments which we may receive or be required to pay under collaboration, licensing or other agreements, the progress and cost of research and development projects, especially the Phase III program for Vilazodone, our lead drug candidate, and expenses which may be required for the filing, defense and enforcement of patent rights. If we are unable to secure adequate financing over the near-term, we will not be able to pursue our product development, commercialization and intellectual property strategies as currently planned.

Given our current product development efforts and our recent acquisitions of both Genaissance Pharmaceuticals, Inc. and Icoria, Inc., each of which has historically incurred significant net losses, we expect to incur net losses for the foreseeable future.

We have incurred operating losses since the fiscal year ended March 31, 2006. At March 31, 2007, we had an accumulated deficit of approximately $83.4 million. We expect to incur substantial additional operating losses over the next several years as our research, development, pre-clinical testing and clinical trial activities increase, particularly with respect to our current lead product candidate, Vilazodone.

To become profitable, we, either alone or with collaborators, must successfully develop, manufacture and market our current and future product candidates, including Vilazodone, and other products and continue to leverage our existing technologies to generate product and services revenue. It is possible that we will never have significant product sales revenue.

In previous clinical trials performed by others, Vilazodone failed to demonstrate significant efficacy and we may be unable to develop a commercially viable drug.

We expect to unblind the top line (preliminary) efficacy data of our current Vilazodone Phase III trial by the end of August of this year, and we expect that the data that combines this top line efficacy data and the biomarker data will be reviewed and analyzed by the end of September 2007. Until the top line efficacy data is analyzed and reviewed in conjunction with the biomarker data, we will not know whether Vilazodone has the potential to become a product that has commercial value. However, it is possible that the top line efficacy data, when unblinded, may not show that Vilazodone is effective in any or a sufficient number of patients for us to use our biomarker data to attempt to develop a commercially viable product. In addition, our review and analysis of the top line efficacy data with the biomarker data may not demonstrate sufficient correlation to warrant continued development of Vilazodone. Prior to filing an NDA with respect to Vilazodone, we will be required to complete at least one long-term safety study and one additional pivotal study. We currently expect that such a filing could occur by the end of calendar year 2009, after which our ability to market Vilazodone will depend upon regulatory review by the FDA. In addition, even if these additional studies demonstrate that Vilazodone is effective in a subset of the population that has a yet to be determined genetic marker, the potential addressable market of people with any such genetic marker may not be large enough to demonstrate a sufficient commercial market opportunity to either attract a marketing partner or to justify establishment of a dedicated sales force. The outcome of this process is uncertain, and delays in the process and/or failure to obtain FDA approval or gain market acceptance for Vilazodone could adversely impact our commercial prospects.

Personalized medicine is an emerging field, and therefore regulatory approval of our drug and related diagnostic tests may take longer and be less predictable than approval for untargeted medicines. Ultimately, personalized medicine may prove to be an unsuccessful industry, which would have a material adverse impact on our business and prospects.

Personalized medicine is an emerging field and represents a new approach to patient care, one which ultimately may not prove successful. Our business strategy involves seeking marketing approval for our drug candidates with the use of a diagnostic test to pre-screen subsets of patient populations most likely to receive therapeutic benefit or minimal side effects. This approach to drug development may not work scientifically and may be unsuccessful as a commercial alternative to existing patient care.

Moreover, the FDA has issued guidelines on the approval process for drugs with associated diagnostics, and it remains to be seen how the FDA will develop and implement standards for evaluation of integrated products such as ours. For example, for any given drug we do not know how effective our diagnostic must be in pre-screening patients in order to achieve FDA approval for the launch of clinical trials or marketing approval upon their completion. Any genetic association that we locate may not be viewed by the FDA as valid indicators for pre-screening patients. Further, we may be unable to meet the current guidelines, or other future standards, issued by the FDA. In addition, because our approach involves the application of new technologies, various governmental regulatory authorities may subject our products to additional review. As a result, these authorities may grant regulatory approvals more slowly than for untargeted medicines. If we are unable to obtain FDA approval or experience a delay in such approval, the development of our drug candidates and diagnostics may not occur or may occur more slowly than anticipated, and our business would suffer as a result.

If our assumption about the role of genes in diseases or drug response is wrong, we may not be able to develop useful products.

The products we hope to develop involve new and unproven scientific approaches. They are based on the assumption that information about an individual’s genes may help scientists to better understand complex disease processes. Scientists generally have a limited understanding of the role of genes in diseases, and few products based on gene discoveries have been developed. Of the products that exist, all are diagnostic products. To date, we know of no therapeutic products based on disease-gene discoveries. If our assumption about the role of genes in the disease process is wrong, our gene discovery programs may not result in products.

We may not successfully develop or derive revenues from any products.

We use our technology and research capabilities to identify genes and gene variations that contribute to certain diseases and then develop or license drug candidates and/or diagnostic products that may be effective in patient populations with the identified gene variations. Although we have identified genes and polymorphisms that we believe are likely to cause certain diseases, we may not be correct and may not be successful in identifying any other similar genes or in developing drugs or diagnostic products based on these discoveries. Many experts believe that some of the diseases we are targeting are caused by both genetic and environmental factors. Even if we identify specific genes that are partly responsible for causing diseases, any therapeutic or diagnostic products we develop as a result of our genetic work may not detect, prevent, treat or cure a particular disease. Any pharmaceutical or diagnostic products that we or our collaborators are able to develop will fail to produce revenues unless we:

•	establish that they are safe and effective;

•	successfully compete with other technologies and products;

•	ensure that they do not infringe on the proprietary rights of others;

•	establish that they can be manufactured in sufficient quantities at reasonable costs;

•	obtain and maintain regulatory approvals for them; and

•	can market them successfully.

We may not be able to meet these conditions. We expect that it will be years, if ever, before we will recognize significant revenue from the development of therapeutic or diagnostic products.

We may not derive significant revenues from our diagnostic tests.

We currently offer our FAMILION test, as well as DNA-based diagnostic tests for Warfarin, Clozapine-Induced-Agranulocytosis and Rituximab and are currently developing additional DNA-based diagnostic tests. Our ability to derive revenues from these tests will depend, among other things, on continued certification of our reference laboratory under CLIA by the State of Connecticut and our continued compliance with applicable regulatory requirements and on acceptance of the test by physicians. In addition, we may not be able to secure broad third-party insurance or other reimbursement for our tests. The path, timing and amount of third party reimbursement are unknown at this time. Accordingly, patients may have to pay for certain tests themselves and may be unwilling or unable to do so. As a result of these factors, we cannot predict whether or not we will be able to derive significant revenues from these tests.

If physicians and patients do not accept and use our drugs, we will not achieve sufficient product revenues and our business will suffer.

Even if the FDA approves Vilazodone or any other drug candidates developed by us, physicians and patients may not accept and use them. Acceptance and use of any drug we develop will depend on a number of factors including:

•	perceptions by members of the healthcare community, including physicians, about the safety and effectiveness of the drug;

•	published studies demonstrating the cost-effectiveness of the drug relative to competing products;

•	development of an associated genetic screening diagnostic with the capability of producing accurate results;

•	availability of reimbursement for our products from government or healthcare payers; and

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

The failure of a drug candidate to find market acceptance would harm our business and could require us to seek additional financing.

If we are unable to develop new and enhanced products that achieve widespread market acceptance, we may be unable to recoup product development costs, and our revenues and earnings may decline.

Our future success depends on our ability to broadly market existing technologies, products, and services, and to develop and introduce new product and service offerings and grow our business in the blood analysis instrumentation, diagnostic assays DNA-based diagnostic and therapeutic products and human biomarker markets. We expect to commit substantial resources to developing new products and services, as well as to continue marketing the existing products and services. If the market for these products and services does not develop as anticipated, or demand for our current product and service offerings does not grow or grows more slowly than we expect, we will have expended substantial resources and capital without realizing sufficient revenue, and our business and operating results could be adversely affected.

If our products are not granted adequate reimbursement from third-party payors, we may unable to successfully commercialize our products and we may never achieve widespread market acceptance of our products.

Our ability to successfully sell our drug and companion biomarker tests in the United States and other countries depends on the availability of adequate reimbursement from third-party payors such as private insurance plans, managed care organizations and Medicare and Medicaid. Virtually all of our revenues for such products will be dependent on customers who rely on third party reimbursement. Third-party healthcare payors in the United States are increasingly sensitive to containing healthcare costs and heavily scrutinize new technology as a primary factor in increased healthcare costs. Third-party payors may influence the pricing or perceived attractiveness of our products and services by regulating the maximum amount of reimbursement they provide or by not providing any reimbursement. Medical community or third-party healthcare payors may deny or delay acceptance of our products or may provide reimbursement at levels that are inadequate to support adoption of our technologies.

If these payors do not reimburse for our drugs or companion biomarker tests, or only provide reimbursement significantly below the costs of such products, our potential market and revenues will be significantly limited. Use of our products may never become widely reimbursed, and the level of reimbursement we obtain may never be sufficient to permit us to generate substantial revenue.

We are entering into new business areas and may not have the expertise, experience and resources to pursue all of our businesses at once.

Individually, each of Clinical Data, Genaissance, Genome Express and Icoria has had experience in their respective areas of expertise, but we have never pursued all of the facets of these businesses at once. As a result, we may not have the experience, the appropriate expertise, or the resources to pursue all businesses in our combined company and we may discover that some of the new facets of the combined business are not what we previously believed and are not financially viable.

If we are unable to develop and/or in-license or otherwise acquire new products and technologies, we may not be able to grow our company successfully.

To date, we have relied significantly on acquisitions and in-licensing of intellectual property for our growth. For example, in 2005 we acquired three companies, including Genaissance Pharmaceuticals, Inc., which provided us with our lead drug candidate, Vilazodone and most of the assets in our PGxHealth division. If we are unable to develop products and services internally, or to acquire companies or other technologies, we may not be able to continue our growth or to establish a leadership position in our industry. Additionally, even if such companies and/or other assets are available, we may not be able to acquire them on reasonable terms.

Due to recent merger activity, it may be more difficult to obtain additional financing at favorable terms, if at all.

Because we have operated as an integrated enterprise for only one full fiscal year, and as a combined company we have a significant history of losses, it may be more difficult to encourage investment in our company through public and additional private stock offerings, arrangements with corporate partners, credit facilities or from other sources. We may never realize enhanced liquidity in the public markets because the overhang in the public markets as a result of recent merger transactions may dissuade new investors. If we are unable to secure adequate financing over the near-term, we will not be able to pursue our product development and commercialization strategies as currently planned.

Because a significant portion of our total assets will be represented by goodwill that are subject to mandatory annual impairment evaluations, we could be required to write-off some or all of this goodwill, which may adversely affect our financial condition and results of operations.

We accounted for the acquisitions of Genaissance, Genome Express and Icoria using the purchase method of accounting. The purchase prices for these businesses were allocated to identifiable tangible and intangible assets and assumed liabilities based on estimated fair values at the date of consummation of the respective mergers. The unallocated portions of the purchase prices were allocated to goodwill. Approximately 37% of our total assets at March 31, 2007 are goodwill and other intangibles, of which approximately $20.1 million is goodwill. In accordance with SFAS No. 142, goodwill is not amortized but is reviewed annually or more frequently if impairment indicators arise. The unamortized values of other intangibles are reviewed if certain conditions exist. During the fourth quarter of fiscal 2007, we assessed the recoverability of the intangibles acquired in the Icoria acquisition and were required to record an impairment charge of $2.6 million as the assets were not considered recoverable. When we perform future impairment tests, it is possible that the carrying value of goodwill or other intangible assets could exceed their implied fair value and therefore would require adjustment. Such adjustment would result in a charge to operating income in that period. Once adjusted, there can be no assurance that there will not be further adjustments for impairment in future periods.

We may be unable to successfully complete the integration of the businesses of Genaissance, Genome Express and Icoria.

During fiscal year 2006, we consummated mergers with Genaissance and Icoria, and acquired all of the capital stock of Genome Express. The integration of these businesses has required and continues to require significant efforts from each company, including the coordination of product development, sales and marketing efforts and administrative operations. We have employees widely dispersed across our operations in Massachusetts, Rhode Island, Connecticut, California, Texas, North Carolina, and other domestic and foreign locations, which has increased the difficulty of integrating operations. The continuing challenges involved in this integration include, but are not limited to:

•	retaining existing customers and strategic partners of each company; coordinating research and development activities to enhance introduction of new products and technologies, especially in light of rapidly evolving markets for those products and technologies;

•	preserving the value of various research and development, collaboration, distribution, manufacturing and other important relationships;

•	effectively managing the diversion of management attention from business matters to integration issues;

•	combining product offerings and incorporating acquired technology and rights into product offerings effectively and quickly; and

•	developing and maintaining uniform standards, controls, procedures, and policies.

As of March 31, 2007, we identified a material weakness in internal control over financial reporting, and concluded that our disclosure controls were not effective. If we fail to maintain an effective system of internal and disclosure controls, we may not be able to accurately report our financial results or prevent fraud. As a result, investors may be misled and lose confidence in our financial reporting and disclosures, and the price of our common stock may be negatively affected.

The Sarbanes-Oxley Act of 2002 requires that we report annually on the effectiveness of our internal control over financial reporting. A “significant deficiency” means a deficiency in the design or operation of internal control that adversely affects our ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the annual or interim financial statements that is more than inconsequential will occur and not be detected. A “material weakness” is a significant deficiency, or a combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will occur and not be detected by management before the financial statements are published.

In connection with the assessment of our internal control over financial reporting for our Annual Report on Form 10-K, as further described in Item 9A to such report, management and our registered public accounting firm determined that as of March 31, 2007 our disclosure controls and procedures were ineffective because of the material weakness in our internal control over financial reporting. In addition, in the future, our continued assessment, or the subsequent assessment by our independent registered public accounting firm, may reveal additional deficiencies in our internal controls and disclosure controls, some of which may require disclosure in future reports.

Although we have made and are continuing to make improvements in our internal controls, if we are unsuccessful in remediating the material weakness impacting our internal control over financial reporting and disclosure controls, or if we discover other deficiencies, it may adversely impact our ability to report accurately and in a timely manner our financial condition and results of operations in the future, which may cause investors to lose confidence in our financial reporting and may negatively affect the price of our common stock. Moreover, effective internal and disclosure controls are necessary to produce accurate, reliable financial reports and to prevent fraud. If we continue to have deficiencies in our internal control over financial reporting and disclosure controls, they may negatively impact our business and operations.

We may not be able to successfully integrate companies that we acquire in the future.

Our success will depend in part on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. From time to time, we may pursue acquisitions of businesses that complement or expand our existing business, including acquisitions that could be material in size and scope.

Any future acquisitions involve various risks, including:

•	difficulties in integrating the operations, technologies and products of the acquired companies;

•	the risk of diverting management’s attention from normal daily operations of the business;

•	potential difficulties in completing projects associated with in-process research and development;

•	risks of entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	initial dependence on unfamiliar supply chains or relatively small supply partners;

•	insufficient revenues to offset increased expenses associated with the acquisition; and

•	the potential loss of key employees of the acquired companies.

The failure to successfully integrate businesses acquired in the future could have a material adverse impact on our business and results of operations.

We are dependent upon certain key personnel.

We are highly dependent upon the principal members of our management, legal and scientific staff, including Andrew J. Fromkin, our President and Chief Executive Officer, C. Evan Ballantyne, our Chief Financial Officer, Caesar J. Belbel, our Chief Legal Officer and Carol Reed, M.D., our Chief Medical Officer. The loss of the service of any of these persons could seriously harm our business operations, product development and commercialization efforts.

We must implement additional and expensive finance and accounting systems, procedures and controls in order to grow our business and organization and to satisfy new reporting requirements, which will increase our costs and require additional management resources.

Beginning with our annual report for our fiscal year ended March 31, 2008, to be filed in June 2008, we will be required to comply with the internal control reporting requirements mandated by Section 404 of the Sarbanes-Oxley Act of 2002. Compliance with Section 404 of the Sarbanes-Oxley Act will increase our costs and require additional management resources. We have begun upgrading our finance and accounting systems, procedures and controls and will need to continue to implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements. If we are unable to complete the required Section 404 assessment as to the adequacy of our internal control over financial reporting, if we fail to maintain or implement adequate controls, or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting as of the date of our fiscal 2008 annual report for which compliance is required, our ability to obtain additional financing could be impaired. In addition, investors could lose confidence in the reliability of our internal control over financial reporting and in the accuracy of our periodic reports filed under the Exchange Act. A lack of investor confidence in the reliability and accuracy of our public reporting could cause our stock price to decline.

In order to conduct clinical trials and to market our drugs, we will have to develop methods or make arrangements with third parties to produce these drugs using approved methods and at commercially viable rates.

In order to conduct clinical trials and ultimately to market any drugs we may develop, we or our third party contractors will need to obtain chemicals and components, and in some cases licenses for proprietary formulation technology, necessary for the manufacture of the products from third parties. We or our contractors will then need to implement the necessary technology in order to produce the drugs to exacting standards set by us and the regulatory bodies. This is an uncertain and time consuming process, and any disruption in it may delay or harm our ability to continue clinical development. For drugs which have reached the last stage of clinical trials, we or our contractors will have to develop methods to scale up the production of the drug at commercially viable rates. If we are not able to scale the process in a timely manner or do not have the ability to produce the drug economically, we may not be able to enter the market with a viable product. This would harm our financial and commercial prospects.

The manufacture of our products for clinical trials and commercial purposes is subject to cGMP regulations promulgated by the FDA. The manufacture of diagnostic products subject to FDA approval are also subject to the FDA’s quality system requirements (QSR). In the event that we are unable to develop satisfactory manufacturing facilities or obtain or retain third party manufacturing for our products, we will not be able to commercialize such products as planned. We may not be able to enter into agreements for the manufacture of future products with manufacturers whose facilities and procedures comply with cGMP, QSR and other regulatory requirements. Our current dependence upon others for the manufacture of our products may adversely affect our ability to develop and deliver such products on a timely and competitive basis and, in the longer term, the profit margin, if any, on the sale of future products and our ability to develop and deliver such products on a timely and competitive basis.

If we cannot successfully form and maintain suitable arrangements with third parties for the manufacturing of the products we may develop, our ability to develop or deliver products may be impaired.

We have little experience in manufacturing products for commercial purposes and do not have manufacturing facilities that can produce sufficient quantities of drugs for large scale clinical trials. Accordingly, we must either develop such facilities, which will require substantial additional funds, or rely on contract manufacturers for the production of products for development and commercial purposes. In order to conduct our Phase III clinical trial of Vilazodone, we have to contract with third parties to manufacture a sufficient supply of the drug for the trial and to produce tablets containing Vilazodone in amounts sufficient for the clinical trial. While we signed contracts with suppliers for the production of Vilazodone material and tablets for the launch of our Phase III clinical trial and received sufficient materials to complete the trial, we will likely be required to initiate an additional pivotal study, which will require additional amounts of Vilazodone.

New drug and diagnostic development involves a lengthy and complex process, and we may be unable to commercialize any of the products we develop.

We have limited experience in developing drugs and diagnostics. Before we can develop diagnostic tests and commercialize any new products, we will need to:

•	collect and analyze DNA samples;

•	conduct high-density whole genome association studies to discover and replicate the relationship between genetic variations in the DNA samples and therapeutic response;

•	undertake clinical trials to validate the efficacy, safety, toxicology, pharmacology, pharmacokinetics and other aspects of our drug candidates, and predictiveness of any related diagnostic tests;

•	expend significant resources;

•	maintain and expand our intellectual property rights;

•	obtain marketing approvals from the FDA and other regulatory approvals; and

•	find collaborative partners with manufacturing and commercial capabilities for our current and future drug candidates and related diagnostics.

The process of developing new drugs and diagnostic tests takes several years. Our product development efforts may fail for many reasons, including:

•	the failure of products in the research and development stage;

•	the high cost of clinical trials and our lack of financial and other resources;

•	the inability to locate partners with sufficient resources to assist in conducting clinical trials; and

•	the lack of clinical validation data to support the effectiveness of our products.

Success in early clinical trials often is not replicated in later studies, and few research and development projects result in commercial products. At any point, we may abandon development of a product candidate or we may be required to expend considerable resources repeating clinical trials, which would adversely impact the timing for revenues from those product candidates. In addition, as we develop products, we may partner with third parties or be required to make significant investments in product development, and marketing and selling resources. If a clinical validation study fails to demonstrate the prospectively defined endpoints of the study, we may abandon the development of the product or product feature that was the subject of the clinical trial, which could harm our business.

Our operations may be affected by unexpected problems frequently encountered in connection with the development and transition to other technologies and by the competitive environment in which we operate.

Even if we are successful in establishing genetic associations and validating them through clinical trials, there is no guarantee that we will be successful in our product development efforts. Even if we develop products for commercial use, these products may not be accepted by the research, diagnostic, medical and pharmaceutical marketplaces or be capable of being offered at prices that will enable us to become profitable. Our products may not ultimately prove to be useful for commercial markets, meet applicable regulatory standards, or be successfully marketed.

Our international operations and sales expose us to foreign currency exchange rate fluctuation risks.

The costs of importation of instruments and other products are subject to foreign currency fluctuations. In fiscal 2007, sales to customers outside the United States accounted for approximately 61.6% of our revenues. We anticipate that international sales will continue to account for a significant portion of our revenues. Most of our sales to international distributors are denominated in Euros. To the extent that our sales and operating expenses are denominated in foreign currencies, our operating results may be affected by changes in exchange rates. Such gains and losses may be material and may adversely affect our future operating results. While we sometimes engage in limited, transaction specific, foreign currency hedging transactions to reduce our risk, such hedging transaction may not allow us to avoid any currency exchange rate fluctuation risks.

Risk Factors Relating to Our Intellectual Property

If we are unable to protect effectively our intellectual property, we may not be able to operate our business and third parties may use our technology, both of which would impair our ability to compete in our markets.

Our success will depend in significant part on our ability to obtain and maintain meaningful patent protection for certain of our technologies and products throughout the world. Patent law relating to the scope of claims in the technology fields in which we will operate is still evolving. The degree of future protection for our proprietary rights is uncertain. We will rely on patents to protect a significant part of our intellectual property and to enhance our competitive position. However, our presently pending or future patent applications may not issue as patents, and any patent previously issued to us or our subsidiaries may be challenged, invalidated, held unenforceable or circumvented. Furthermore, the claims in patents which have been issued to us or our subsidiaries or which may be issued to us in the future may not be sufficiently broad to prevent third parties from producing competing products similar to our products. In addition, the laws of various foreign countries in which we plan to compete may not protect our intellectual property to the same extent as do the laws of the United States. If we fail to obtain adequate patent protection for our proprietary technology, our ability to be commercially competitive will be materially impaired.

The patent positions of life science companies are generally uncertain and involve complex legal and factual questions. Our business could be hurt by any of the following:

•	our pending patent applications may not result in issued patents;

•	the claims of any issued patents may not provide meaningful protection;

•	we may be unsuccessful in developing additional proprietary technologies that are patentable;

•	our patents may not provide a basis for commercially viable products or provide us with any competitive advantages and may be challenged by third parties; and

•	others may have patents that relate to our technology or business.

Third parties have filed, and in the future are likely to file, patent applications covering biomarkers and related methods that our PGxHealth division has developed or may develop or technology upon which our technology platform depends. If patent offices issue patents on these patent applications and we wish to use the biomarkers or technology, we would need to obtain licenses from third parties. However, we might not be able to obtain any such license on commercially favorable terms, if at all, and if we do not obtain these licenses, we might be prevented from using certain technologies or taking certain products to market.

In addition to patent protection, we will also rely on protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of trade-secrets and proprietary information, we generally seek to enter into confidentiality agreements with our employees, consultants and strategic partners upon the commencement of a relationship. However, we may not obtain these agreements in all circumstances. In the event of unauthorized use or disclosure of this information, these agreements, even if obtained, may not provide meaningful protection for our trade secrets or other confidential information. In addition, adequate remedies may not exist in the event of unauthorized use or disclosure of this information. The loss or exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our operating results, financial condition and future growth prospects.

If third parties make or file claims of intellectual property infringement against us, or otherwise seek to establish their intellectual property rights, we may have to spend time and money in response and cease some of our operations.

Third parties may claim that we are employing their proprietary technology without authorization or that we are infringing on their patents. We could incur substantial costs and diversion of management and technical personnel in defending against any of these claims. Furthermore, parties making claims against us may be able to obtain injunctive or other equitable relief which could effectively block our ability to further develop, commercialize and sell products. In the event of a successful claim of infringement, courts may order us to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, if at all. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing available products.

Any patent protection we obtain for our products may not prevent marketing of similar competing products.

Patents on our products may not prevent our competitors from designing around and developing similar compounds or compounds with similar modes of action or tests that may compete successfully with our products. Such third party compounds may prove to be superior to our products or gain wider market acceptance and thus adversely affect any revenue stream that we could otherwise expect from sales of our products.

Any patents we obtain may be challenged by producers of generic drugs.

Patents covering innovative drugs, which are also commonly referred to as “branded drugs” or “pioneer drugs,” face increased scrutiny and challenges in the courts from manufacturers of generic drugs who may receive benefits such as limited marketing co-exclusivity if the challenge is successful. Such patent challenges typically occur when the generic manufacturer files an Abbreviated New Drug Application with the FDA and asserts that the patent or patents covering the branded drug are invalid or unenforceable, forcing the owner or licensee of the branded drug to file suit for patent infringement. If any patents we obtain covering our pharmaceutical products are subject to such successful patent challenges, our marketing exclusivity may be eliminated or reduced in time, which would thus adversely affect any revenue stream that we could otherwise expect from sales of our products.

Risk Factors Relating to Our Industry

Our biopharmaceutical or diagnostic product candidates must undergo rigorous clinical trials and regulatory approvals, which could substantially delay or prevent their development or marketing.

Any biopharmaceutical and some of our diagnostic products that we develop will be subject to rigorous clinical trials and an extensive regulatory approval process implemented by the FDA and analogous foreign regulatory agencies. This approval process is typically lengthy and expensive, and approval is never certain. Positive results from pre-clinical studies and clinical trials do not ensure positive results in late stage clinical trials designed to permit application for regulatory approval. We do not know when, or if, all the required clinical trials for Vilazodone will be completed. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, alternative therapies, competing clinical trials and new drugs approved for the conditions we are investigating. As a result of all of these factors, our trials may take longer to enroll patients than we anticipate. Such delays may increase our costs and slow down our product development and the regulatory approval process. Our product development costs will also increase if we need to perform more or larger clinical trials than planned. The occurrence of any of these events will delay our ability to generate revenue from product sales and impair our ability to become profitable, which may cause us to have insufficient capital resources to support our operations.

Because of the risks and uncertainties in biopharmaceutical development, products that we or our collaborators develop could take a significantly longer time to gain regulatory approval than we expect or may never gain approval. If we or our collaborators do not receive these necessary approvals, we will not be able to generate substantial product or royalty revenues and may not become profitable. We and our collaborators may encounter significant delays or excessive costs in our efforts to secure regulatory approvals. Factors that raise uncertainty in obtaining these regulatory approvals include the following:

•	we must demonstrate through clinical trials that the proposed product is safe and effective for its intended use;

•	we have limited experience in conducting the clinical trials necessary to obtain regulatory approval; and

•	data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approvals.

Regulatory authorities may delay, suspend or terminate clinical trials at any time if they believe that the patients participating in trials are being exposed to unacceptable health risks or if they find deficiencies in the clinical trial procedures. In addition, our or our collaborators’ failure to comply with applicable regulatory requirements may result in criminal prosecution, civil penalties and other actions that could impair our ability to conduct our business.

We initiated a pivotal Phase III clinical trial of Vilazodone for the treatment of depression in February 2006. We will need to complete all aspects of this Phase III trial and additional trials before filing an NDA for marketing approval of this product for this indication. While we believe the NDA could be filed by the end of calendar 2009, this clinical trial or subsequent clinical trials or other development efforts may be delayed for any of the reasons described above, and may take longer than anticipated to initiate and/or to complete.

Concerns regarding the use of genetic testing results may limit the commercial viability of any products we develop.

Other companies have developed genetic predisposition tests that have raised ethical concerns. It is possible that employers or others could discriminate against people who have a genetic predisposition to certain diseases. Concern regarding possible discrimination may result in governmental authorities enacting restrictions or bans on the use of all, or certain types of, genetic testing. Similarly, such concerns may lead individuals to refuse to use genetic tests even if permissible. These factors may limit the market for, and therefore the commercial viability of, products that our collaborators and/or we may develop.

If we were sued for product liability, we could face substantial liabilities that may exceed our resources.

We may be held liable if any product we develop, or any product which is made using our technologies, causes injury or is found unsuitable during product testing, manufacturing, marketing, sale or use. These risks are inherent in the development of chemical, agricultural, pharmaceutical, and other such healthcare products and related methodologies. If we choose to obtain product liability insurance but cannot obtain sufficient insurance coverage at an acceptable cost or otherwise protect against potential product liability claims, the commercialization of products that we or our commercial partners develop may be prevented or inhibited. If we are sued for any injury caused by our products, such liability could have a material adverse effect on our business and results of operations.

We may not be able to compete successfully with other companies and government agencies in the development and marketing of products and services.

A number of companies are attempting to rapidly identify and patent genes that cause diseases or an increased susceptibility to diseases. Competition in this field and our other areas of business, including drug discovery and development, is intense and is expected to increase. We have numerous competitors, including major pharmaceutical and diagnostic companies, specialized biotechnology firms, universities and other research institutions, and other government-sponsored entities and companies providing healthcare information products. Our collaborators, including Roche and Merck, may also compete with us. Many of our competitors, either alone or with collaborators, have considerably greater capital resources, research and development staffs and facilities, and technical and other resources than we do, which may allow them to discover important genes or develop drugs based on such discoveries before we do. We believe that a number of our competitors are developing competing products and services that may be commercially successful and that are further advanced in development than our potential products and services. To succeed, we must discover disease-predisposing genes, characterize their functions, develop genetic tests or therapeutic products and related information services based on such discoveries, obtain regulatory and other approvals, and launch such services or products before our competitors. Even if we are successful in developing effective products or services, our products and services may not successfully compete with those of our competitors, including cases where the competing drugs use the same mechanism of action as our products. Our competitors may succeed in developing and marketing products and services that are more effective than ours or that are marketed before ours.

Competitors have established, and in the future may establish, patent positions with respect to gene sequences related to our research projects. Such patent positions or the public availability of gene sequences comprising substantial portions of the human genome could decrease the potential value of our research projects and make it more difficult for us to compete. We may also face competition from other entities in gaining access to DNA samples used for research and development purposes. Our competitors may also obtain patent protection or other intellectual property rights that could limit our rights, or our customers’ ability, to use our technologies or databases, or commercialize therapeutic or diagnostics products. In addition, we face, and will continue to face, intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions and for licenses to proprietary technology.

We expect competition to intensify as technical advances are made and become more widely known. Our future success will depend in large part on maintaining a competitive position in the genomic field. Rapid technological development may result in products or technologies becoming obsolete before we recover the expenses we incur in developing them.

Our ability to compete successfully will depend, in part, on our ability, and that of our collaborators, to:

•	develop proprietary products;

•	develop and maintain products that reach the market first, and are technologically superior to, and more cost effective than, other products on the market;

•	obtain patent or other proprietary protection for our products and technologies;

•	attract and retain scientific and product development personnel;

•	obtain required regulatory approvals; and

•	manufacture, market and sell products that we develop.

Intense competition could reduce our market share or limit our ability to increase market share, which could harm our financial performance.

The medical products industry is rapidly evolving and developments are expected to continue at a rapid pace. Competition in this industry, which includes our medical instrumentation, reagent and consulting services businesses, is intense and expected to increase as new products, technologies and services become available and new competitors enter the market. Our competitors in the United States, Europe and Pacific-Asia are numerous and include, among others, large, multi-national diagnostic testing and medical products companies. Our future success depends upon maintaining a competitive position in the development of products, technologies and services in our areas of focus. Our competitors may:

•	develop technologies, products and services that are more effective than our products or services, or that render our technologies, products or services obsolete or noncompetitive;

•	obtain patent protection or other intellectual property rights that would prevent us from developing our potential products; or

•	obtain regulatory approval for the commercialization of their products more rapidly or effectively than we do.

Also, the possibility of intellectual property rights disputes with competitors holding domestic and foreign patent and other intellectual property rights may limit or delay expansion possibilities for our businesses. In addition, many of our existing or potential competitors have or may have substantially greater financial and managerial resources, research and development capabilities, and clinical, manufacturing, regulatory and marketing experience.

We operate in a very competitive environment.

We expect to encounter intense competition from a number of companies that offer products in our targeted application areas. We anticipate that our competitors in these areas will include:

•	health care and other companies that manufacture laboratory-based tests and analyzers;

•	diagnostic and pharmaceutical companies;

•	molecular services business;

•	companies developing drug discovery technologies;

•	companies developing molecular diagnostic and genetic tests; and

•	companies developing point-of-care diagnostic and genetic tests.

If we are successful in developing products in these areas, we will face competition from established companies and numerous development-stage companies that continually enter these markets. In many instances, competitors have substantially greater financial, technical, research and other resources and larger, more established marketing, sales, distribution and service organizations than us. Moreover, these competitors may offer broader product lines and have greater name recognition than us and may offer discounts as a competitive tactic.

In addition, several development-stage companies are currently making or developing products that compete with or will compete with our potential products. Competitors may succeed in developing, obtaining approval from the FDA, or marketing technologies or products that are more effective or commercially attractive than our current or potential products or that render our technologies and current or potential products obsolete. Competitors may also develop proprietary positions that may prevent us from successfully commercializing products.

Our medical device products require government approval to be marketed.

We have obtained or are in the process of obtaining all necessary government approvals to market our current products in the United States and the European Union. However, we will likely need to obtain approval of certain European regulatory bodies and the FDA to market many of the new products that we may develop or obtain the rights to distribute. Domestically, certain of our products are classified as medical devices under the Food, Drug and Cosmetics Act. As such, if and when these products are offered for sale in the United States, these products will be subject to continuing regulation and oversight by the FDA. The cost of obtaining such approvals may be high and the process lengthy, with no assurance that such approvals will be obtained.

To date, neither the FDA nor the European medical regulatory bodies have developed industry-wide performance standards with respect to the safety and effectiveness of the products that we presently market. Although we intend to use reasonable efforts to comply with international standards, when and if developed, there can be no assurance that our products as currently configured will be in compliance. Any failure to receive and maintain approvals for our products, or noncompliance with any international performance standards promulgated in the future, could have a material adverse effect on our business. Furthermore, any material change in the existing rules and regulations or the adoption of any new regulations could adversely affect us.

Risk factors relating to Clinical Data’s common stock

Future sales of our common stock or other securities may dilute our stockholders.

We may sell common stock or other securities in the future in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock or other securities, existing stockholders who previously purchased our securities may be materially diluted by such subsequent sales.

If the investors in our private placements sell their shares which have been registered under the Securities Act, the market price of our common stock may decline significantly.

The shares of common stock issued to the investors in our June 2006 and November 2005 private placements, as well as any shares issuable upon exercise of the warrants issued to the investors in those transactions, have been registered under the Securities Act of 1933, as amended, or Securities Act, and such shares are freely transferable without restriction under the Securities Act (but may be subject to the short-swing profit rules and other restrictions on affiliates under the Securities Exchange Act of 1934, as amended). If a large number of shares are sold into the public market, the market price of our common stock may decline significantly.

Our ownership is concentrated among a small number of stockholders.

Our ownership is concentrated among a small number of stockholders, including Randal J. Kirk, our Chairman, and his affiliates. Mr. Kirk and his affiliates hold approximately 40.0% of our outstanding common stock as of June 8, 2007, after giving effect to the June 2006 private equity placement transaction and the subsequent exercise of his warrants. Mr. Kirk and his affiliates have a controlling block of our outstanding stock and are able to exert substantial control over various corporate matters including approvals of mergers, sales of assets, issuance of capital stock and similar transactions.

The price of our common stock is volatile and could cause investors to lose a substantial part of their investment.

The stock market in general and the stock prices of life sciences companies in particular, experience volatility, which has often been unrelated to the operating performance of any particular company or companies. Our common stock is lightly traded and its price could decline regardless of our company’s actual operating performance. Investors also could lose a substantial part of their investment as a result of industry or market-based fluctuations. If a more active public market for our common stock is not created, it may be difficult for stockholders to resell their shares. A number of additional factors also could cause the prevailing market prices of our common stock to fluctuate significantly and could adversely impact such prices and the ability of our company to raise additional equity capital. Such factors include but are not limited to the following:

•	the timing of our announcements or of our competitors’ announcements regarding significant products, clinical trials, NDA filings or product approvals, contracts or acquisitions;

•	variations in results of operations;

•	changes in earnings estimates or other comments by securities analysts;

•	general economic and market conditions; and

•	sales of substantial amounts of our common stock into the public market, or the perception that such sales might occur.

If the average closing price of our common stock were to decline significantly, we may be required to issue in excess of 20% of our outstanding capital stock upon conversion of the Series A Preferred Stock we issued to the preferred stockholder of Genaissance in our merger with that company.

In our recent merger with Genaissance, we issued 484,070 shares of our Series A Preferred Stock to the holder of all of the preferred stock of Genaissance. As of March 31, 2007, the holder of our Series A Preferred Stock has converted 300,000 shares of our Series A Preferred Stock into shares of our common stock, leaving 184,070 shares of our Series A Preferred Stock outstanding. Our outstanding preferred stock is initially convertible into 184,070 shares of our common stock, or approximately 1.8% of our outstanding capital stock as of March 31, 2007. However, if our preferred stock remains outstanding until October 6, 2008, then and thereafter, the conversion price of the preferred stock will begin to float based on the public market price of our common stock, subject to a minimum conversion factor of one share of preferred stock for one share of common stock. According to the terms of our Series A Preferred Stock, after October 6, 2008, on any given date of conversion, the conversion price will be equal to the average closing bid price of our common stock for the 10 consecutive trading days prior to such date of conversion. As a result, if the average closing bid price of the our common stock were to decline, the number of shares of our common stock into which our Series A Preferred Stock is then convertible would increase. If the average closing bid price of our common stock declines enough, it is possible that we would have to issue a number of shares of our common stock upon conversion of our Series A Preferred Stock that would be greater than 20% of our then-outstanding capital stock. Such an event does not require additional stockholder approval, would have the effect of diluting your ownership interest in us and could result in the preferred stockholder exercising control over certain of our corporate decisions, which it previously did not have the ability to control or influence.

We may issue preferred stock with rights that could affect your rights and prevent a takeover of the business.

Our board of directors has the authority, without further approval of our stockholders, to fix the rights and preferences, and to issue up to 1,500,000 shares of preferred stock (less any shares previously designated). In addition, Delaware corporate law imposes limitations on certain business combinations. These provisions could, under certain circumstances, delay or prevent a change in control of Clinical Data and, accordingly, could adversely affect the price of our common stock.

We currently do not intend to pay dividends on our common stock and consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not plan to pay dividends on shares of our common stock in the near future. Consequently, your only opportunity to achieve a return on your investment in us will be if the market price of our common stock appreciates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In particular, forward-looking statements regarding the Company’s expected performance and financial results in future periods — which include words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “would”, “may”, “anticipate(s)”, and similar expressions — are based upon management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the preceding forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date made. The following factors known to management, including those set forth in our Annual Report on Form 10-K for the fiscal year ended March 31, 2007, and our subsequent Current Reports on Forms 8-K filed with the SEC, if any, could cause actual results to differ materially from those described in such forward-looking statements: our ability to raise cash or to produce cash from operations sufficient to fund our current level of activities, including clinical trials; the effects of regulatory decisions and approvals (or failure to obtain approvals) on our drug candidates and other existing products; our ability to continue to attract new customers and obtain new and expanded business opportunities from existing customers; management of our growth and successful integration of our operations with those of acquired subsidiaries; continued growth in demand in the United States and abroad for products and consulting services such as those we offered; and the effect of intensifying competition among a rising number of companies offering products and services similar to those we offered. Unless required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. In addition, we encourage you to review the risk factors contained in our Annual Report on Form 10-K and in our other reports, registration statements and other documents filed from time to time with the SEC which describe a number of additional risks and uncertainties that could cause actual results to differ materially from those expected in the forward-looking statements made in such reports.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 3,000,000 shares of our common stock in this offering will be approximately $62.2 million, at a public offering price of $22.00 per share, after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us from this offering will be approximately $71.3 million.

We currently intend to use the net proceeds of this offering partially to fund the following:

•	approximately $120 million to fund Vilazodone clinical development activities, including a Phase III clinical efficacy trial, a long-term safety study and related manufacturing activities; and

•	to fund general corporate purposes, including the acquisition of complementary businesses and technologies, capital expenditures and working capital. We are continually evaluating, and may pursue, various acquisitions and other strategic opportunities. Currently, however, we have no binding commitment related to any future opportunities.

This expected use of net proceeds of this offering represents our current intentions based upon our present plans and business conditions. The amounts and timing of our actual expenditures depend on numerous factors, including the ongoing status of and results from clinical trials and other studies for our product candidates, the development of our preclinical product pipeline, any collaborations we may enter into with third parties for our product candidates, the pursuit of acquisitions or other strategic opportunities and any unforeseen cash needs. As a result, management will retain broad discretion over the allocation of the net proceeds from this offering. We do not expect the net proceeds from this offering to be sufficient to fund the completion of the development and commercialization of any of our product candidates, and we expect that we will need to raise additional funds prior to being able to market any products.

Pending use of the net proceeds of this offering, we intend to invest the net proceeds in accordance with our investment policy guidelines, which currently provide for investment of funds in cash equivalents, United States government obligations, high grade and corporate notes and commercial paper.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is traded on the Nasdaq Global Market under the trading symbol “CLDA.”

The following table sets forth, for the periods indicated, the range of high and low sales prices per share for our common stock for each quarter in fiscal 2007 and 2006, as reported by the Nasdaq Global Market and the cash dividends paid with respect to the common stock.

	Sales Prices		Dividends
	High	Low	Paid

Fiscal Year Ended March 31, 2007
First Quarter	$22.00	$14.57	$—
Second Quarter	$16.00	$11.45	$—
Third Quarter	$17.16	$13.50	$—
Fourth Quarter	$22.89	$15.96	$—
Fiscal Year Ended March 31, 2006
First Quarter	$22.00	$13.50	$0.04
Second Quarter	$24.71	$17.45	$—
Third Quarter	$23.73	$16.64	$—
Fourth Quarter	$25.87	$17.17	$—

On July 17, 2007, the last reported sale price of our common stock on the Nasdaq Global Market was $22.84 per share.

As of March 31, 2007, there were approximately 466 holders of record of our common stock.

We paid a quarterly dividend of $0.04 per share in the three months ended June 30, 2005. The payment of future dividends will be dependent upon financial results and other relevant factors to be considered by our Board of Directors.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of 3,000,000 shares of common stock in this offering and our receipt of proceeds, after deducting the underwriting discount and commissions and estimated offering expenses payable by us.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto incorporated by reference in the accompanying prospectus.

	As of March 31, 2007
	Actual	As Adjusted
	(Unaudited, dollars in thousands)

Current portion of long-term debt	$1,404	$1,404
Long-term debt, net of current portion	5,506	5,506
Stockholders’ Equity
Preferred Stock, $.01 par value, 1,500,000 shares authorized, 484,070 designated Series A voting, convertible preferred stock, 184,000 shares issued and outstanding at March 31, 2007, liquidation preference of $4,343 at March 31, 2007	2	2
Common stock, $.01 par value, 14,000,000 shares authorized; 10,022,000 shares (13,022,000, as adjusted) issued at March 31, 2007; 10,012,000 shares (13,012,000, as adjusted) issued and outstanding at March 31, 2007	100	130
Additional paid-in capital	132,435	194,420
Accumulated deficit	(83,436)	(83,436)
Treasury stock, 10,000 shares at cost	(47)	(47)
Accumulated other comprehensive income	1,666	1,666

Total stockholders’ equity	50,720	112,735

Total capitalization	$57,630	$119,645

DILUTION

Our historical net tangible book value as of March 31, 2007 was $18.0 million or $1.79 per share of common stock, based on 10,012,000 shares of common stock outstanding as of March 31, 2007. Historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities and redeemable preferred stock by the actual number of shares of common stock outstanding.

After giving effect to our sale of 3,000,000 shares of common stock in this offering, at a public offering price of $22.00 per share, less estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2007 would have been $80.0 million, or $6.15 per share. This represents an immediate increase in net tangible book value of $4.36 per share to existing stockholders and an immediate dilution of $15.85 per share to new investors. Dilution per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards, after giving effect to the sale of 3,000,000 shares in this offering at a public offering price of $22.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table illustrates this per share dilution:

Public offering price per share		$22.00
Historical net tangible book value per share as of March 31, 2007	$1.79
Increase per share attributable to this offering	$4.36

Adjusted net tangible book value per share after this offering		$6.15

Dilution per share to new investors		$15.85

If the underwriters exercise their over-allotment option in full to purchase 450,000 additional shares of common stock in this offering, the as adjusted net tangible book value per share after the offering would be $6.63 per share, the increase in the net tangible book value per share to existing stockholders would be $4.84 per share and the dilution to new investors purchasing common stock in this offering would be $15.37 per share.

As of March 31, 2007, there were 1,340,000 shares of common stock reserved for issuance upon the exercise of outstanding options at a weighted average exercise price of $18.27 per share, and 789,000 shares of common stock reserved for issuance upon the exercise of outstanding warrants at a weighted average exercise price of $35.18 per share. If all of these options and warrants had been exercised as of March 31, 2007, as adjusted net tangible book value per share after this offering would be $9.08 and total dilution per share to new investors would be $12.92.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, Bear, Stearns & Co. Inc. and Lazard Capital Markets LLC, as the underwriters, have agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Underwriter	Number of Shares

Bear, Stearns & Co. Inc.	2,700,000
Lazard Capital Markets LLC	300,000

Total:	3,000,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.76 per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriters.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 450,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent the option is exercised, the underwriters will become obligated, subject to certain conditions, to purchase all of the additional shares of common stock offered by us.

Commissions and Discounts

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

		Without
	Per Share	Option	With Option

Public offering price	$22.00	$66,000,000	$75,900,000
Underwriting discount	$1.265	$3,795,000	$4,364,250
Proceeds, before expenses, to us	$20.735	$62,205,000	$71,535,750

The expenses of the offering, not including the underwriting discount, are estimated to be $190,000 and are payable by us.

Quotation on the Nasdaq Global Market

Our common stock is listed on the Nasdaq Global Market under the trading symbol “CLDA.”

No Sales of Similar Securities

We, each of our executive officers and directors and certain of our stockholders, subject to certain exceptions, have agreed with the underwriters not to dispose of or hedge any of our shares of common stock for 120 days after the date of this prospectus without first obtaining the written consent of the underwriters. The 120-day “lock-up” period during which we and our executive officers and directors and certain of our stockholders, are restricted from engaging in transactions in our common stock is subject to extension such that, in the event that either (i) during the last 17 days of the “lock-up” period, we issue an earnings or financial results release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the “lock-up” period, we announce that we will release earnings or financial results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” period will be extended until the expiration of the 18-day period beginning on the issuance of the earnings or financial results release or the occurrence of the material news or material event, as applicable, unless the underwriters waive, in writing, such an extension.

Price Stabilization, Short Positions

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchased in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of our common stock above independent market levels or prevent or slow a decline in the market price of our common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by the underwriters. The underwriters may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters on the same basis as other allocations.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The underwriters have represented and agreed that:

(a) they have only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us, and

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

To the extent that the offer of the common stock is made in any Member State of the European Economic Area that has implemented the Prospectus Directive before the date of publication of a prospectus in relation to the common stock which has been approved by the competent authority in the Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in the Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require us to publish a prospectus pursuant to the Prospectus Directive.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the underwriters have represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) they have not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities,

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts, or

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out below. In relation to each Relevant Member State, each purchaser of shares of common stock (other than the underwriters) will be deemed to have represented, acknowledged and agreed that it will not make an offer of shares of common stock to the public in any Relevant Member State, except that it may, with effect from and including the date on which the Prospectus Directive is implemented in the Relevant Member State, make an offer of shares of common stock to the public in that Relevant Member State at any time in any circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive, provided that such purchaser agrees that it has not and will not make an offer of any shares of common stock in reliance or purported reliance on Article 3(2)(b) of the Prospectus Directive. For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any shares of common stock in any Relevant Member State has the same meaning as in the preceding paragraph.

Affiliations

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

LEGAL MATTERS

The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by McDermott Will & Emery LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP & Affiliates, New York, New York.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstance and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

3,000,000 Shares

Common Stock

PROSPECTUS

Bear, Stearns & Co. Inc.

Lazard Capital Markets

July 17, 2007